

Mail Stop 4561

September 26, 2006

Loren M. Starr
Chief Financial Officer
1360 Peachtree Street N.E.
Atlanta, Georgia 30309

> **Re:** **Amvescap PLC**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **File No. 1-13908**

Dear Mr. Starr:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p style="text-align:center">*   *   *   *</p>

Form 20-F for the Fiscal Year Ended December 31, 2005

Loren M. Starr
Amvescap PLC
September 26, 2006
Page 2 of 5

Item 3 – Key Information

Selected Financial Data, page 2

1.   Please tell us how you considered the guidance of Release 33-8176 – Conditions
        for Use of Non-GAAP Financial Measures - as it relates to your presentations of
        operating profit and earnings per share before restructuring charge and U.S.
        regulatory settlement and operating profit and earnings per share before goodwill
        and exceptional items. Explain to us why you believe such measures are allowed
        under the guidance or confirm to us that you will omit these measures from your
        future filings. Also, refer to Question 28 of the Staff's Frequently Asked
        Questions (FAQ) regarding the Use of Non-GAAP Financial Measures available
        at www.sec.gov.

2.   Please tell us and revise future filings to describe the nature of the "exceptional
        items" excluded from operating profit and earnings per share as determined in
        accordance with UK GAAP for each period presented.

3.   We note your disclosure on page 5 that you use EBITDA as a measure of
        liquidity. We also note your reconciliations of EBITDA to profit before taxation
        on page 7.   Please tell us why you believe profit before taxation is the most
        directly comparable financial measure calculated and presented in accordance
        with IFRS and US GAAP. Since you use EBITDA as a measure of liquidity, we
        would expect this measure to be reconciled to a cash flow measure (for example,
        operating cash flows). Refer to Item 10(e)(1)(i) of Regulation S-K.

Consolidated Financial Statements

Consolidated Income Statement, page F-3

4.   We note your presentation of "earnings per share before restructuring charge and
        U.S. regulatory settlement" on your Consolidated Income Statement. Item
        10(e)(1)(ii) of Regulation S-K prohibits the presentation of non-GAAP financial
        measures on the face of the financial statements unless the conditions in the Note
        to paragraph (e) are met. Please tell us how you met these conditions or omit this
        measure from your Consolidated Income Statement in future filings.

5.   We note the line item "operating profit" on your Consolidated Income Statement
        excludes "gain on sale of business," "investment income," "loss on sale of assets,
        investments and foreign exchange" and "interest expense." Paragraph BC13 of
        IAS 1 states that in the Board's view, it would be misleading and would impair
        the comparability of financial statements if items of an operating nature were

excluded from the results of operating activities, even if that had been industry practice. Please tell us:

- why you believe these items should be excluded from operating profit, given their nature and the guidance in IAS 1; and
- why you believe the presentation of "operating profit", apart from "profit/(loss)," provides meaningful information to users of your financial statements.

Consolidated Cash Flow Statement, page F-6

6.   We note you begin your reconciliation of net cash inflows from operating activities with "Operating profit." Paragraph 20 of IAS 7 requires net cash flow from operating activities to be determined by adjusting "profit or loss" by various amounts. Further, paragraph 79 of IAS 1 defines profit or loss as normally including all items of income and expense recognized in a period. Please tell us how your presentation complies with the guidance in IAS 7, in light of the definition of profit or loss in IAS 1.

Notes to the Consolidated Financial Statements

Notes 21. Other Reserves, page F-33

7.   We note your disclosure on page F-33 that the merger reserve was created pursuant to Section 133 of the Companies Act for the excess value over par of shares issued as consideration for the acquisition of subsidiaries. Please tell us whether this reserve arose under UK GAAP and explain how it was impacted by the adoption of IFRS 1.

Note 30. Reconciliation to U.S. Accounting Principles, page F-41

8.   We note the amounts presented here under "Net income (U.S. GAAP)" and "Shareholders' equity (U.S. GAAP)" for 2004 are different from the corresponding amounts presented in the U.S. GAAP reconciliation in your 2004 Form 20-F. Please tell us the reasons for the differences.

9.   We note your accounting policy for pensions on page F-11. Please tell us whether you have identified any differences in your accounting for pensions under IFRS as compared to U.S. GAAP. For example, tell us if you recognized an additional minimum liability under U.S. GAAP or if differences exist in the assumptions used to calculate the defined benefit obligation, fair values of pension assets or measurement or adoption dates of the plans.

*   *   *   *

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you any questions.

                  Sincerely,

                  Sharon Blume
                  Reviewing Accountant